OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Geopulse Explorations, Inc. (d.b.a. Cannco Brands & Development, Inc.)

6600 Sunset Blvd, 2nd Floor
Los Angeles, CA 90046

www.canncoin.io



100000 shares of Common Stock and CannCoin Tokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 10,700,000* shares of common stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 100,000 shares of common stock ($10,000)

Company	d.b.a CannCo Brands & Development, Inc. (Geopulse Explorations, Inc)
Corporate Address	6600 Sunset Blvd, 2nd Floor, Los Angeles CA, 90028
Description of Business	CannCo Brands is a Nevada based acquisition and development company aimed at building and leveraging new technologies to support emerging economies and markets, such as the legal cannabis market. CannCo is developing a proprietary blockchain technology which will power and support a network of infrastructure partners for legally operating cannabis businesses throughout the United States and Canada.
Type of Security Offered	Common Stock in Geopulse Exploration, inc. (OTCMKTS: GPLS) and CannCoin Tokens
Purchase Price of Security Offered	$0.10
Minimum Investment Amount (per investor)	$420

Perks*

The Offering includes 10 Tokens for every $1 invested. In addition, the following bonuses apply, and these tokens are subject to the Bonus Rates and Terms noted below.

Individual Token Bonus Rates: Individual Investors who participate in the CannCo Regulation CF crowdfunding campaign, may be eligible to receive bonus tokens, if they contribute more than the minimum investment. The size of the bonus will depend on the size of the investment, and the bonus thresholds are as follows:

$500+ — If you invest **$500-$1999**, you will receive a 20% Token Bonus (i.e. 2 extra tokens per $1 invested, for a total of 12 tokens per $1 invested).

$2,000+ — If you invest **$2,000-$9,999**, you will receive a 40% Token Bonus, for a total of 14 tokens per $1 invested.

$10,000+ — If you invest **$10,000-$49,999**, you will receive a 60% Token Bonus, for a total of 16 tokens per $1 invested.

$50,000+ — If you invest **$50,000-$99,000**, you will receive a 80% Token Bonus, for a total of 18 tokens per $1 invested.

$100,000+ — If you invest **$100,000** you will receive a **100%** Token Bonus, for a total of 20 tokens per $1 invested.

Group Token Bonus Structure: In addition to whatever individual token bonuses an investor may receive for their individual investment, the entire investor pool may receive an additional token bonus, for their performance in helping CannCo reach certain investment milestones. Additional token bonuses are as follows:

$107,000+ — "Milestone A". If the StartEngine investor community collectively contributes more than $107,000 in total investment, each individual investor who participates in Milestone A, will receive 5 extra tokens per $1 invested.

$535,000+ — "Milestone B". If the StartEngine investor community collectively contributes more than $535,000 in total investment, each individual investor who participates in Milestone B, will receive 5 extra tokens per $1 invested and each individual investor who participated in Milestone A will now receive 10 extra tokens total per $1 invested.

$1,070,000+ — "Milestone C". If the StartEngine investor community collectively contributes more than $1,070,000 in total investment, each individual investor who participates in Milestone C, will receive 5 extra tokens per $1 invested. Each individual investor who participated in Milestone B will now receive 10 extra tokens per $1 invested and each individual investor who participated in Milestone A will now receive 15 extra tokens total per $1 invested.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

CANNCOIN Token

Description: CannCoin Tokens will be an ERC20/223 Token built on the Ethereum Blockchain and function as the primary medium of exchange usable within our own proprietary CannCo Network platform, and will be used as an exchange medium between consumers, retailers, and upstream supply chain partners.

- **Initial Blockchain:** Ethereum, ERC20/ERC223

- **Migration to Alternative Blockchain:** Cardano (potentially; we are in preliminary discussions with IOHK now)
- **Expected Network Launch date:** 9/1/18
- **Total amount of Tokens authorized for creation:** 500,000,000 (subject to change without notice)
- **Amount of Tokens or Rights to Tokens already issued:** None
- **Will they be listed on Exchanges:** The token is currently intended to be listed exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.
  - **if so, which:** TBD

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock and the CannCoin tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Geopulse Explorations, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.10 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1,100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Geopulse Explorations d.b.a. CannCo Brands & Development, Inc. (CannCo) is building a technology platform to serve the cannabis market. CannCo will accomplish this initiative by developing and deploying strategic technology applications that connect producers, brands, distributors, dispensaries, and consumers of cannabis and related products, in new and dynamic ways, thereby facilitating more efficient and profitable relationships between industry stakeholders. The CannCo ecosystem will consist of the following subsidiaries and applications at it's inception:

CannCo Network

CannCo Network is a cryptocurrency and blockchain powered ecosystem providing transparent supply chain management, business banking, trade finance, and direct consumer engagement solutions.

CannCo Brands is live and functional. CannCo Brands' objective is to acquire legally operating cannabis companies and develop technology solutions for the cannabis market. CannCo Brands currently owns and operates 3 established, revenue generating businesses in the cannabis market: Growth Circle, StonerDays, and THC Finder. CannCo Brands also owns two subsidiaries in development stage: CannCo Network and CannCoin. CannCo Network will develop blockchain software and applications for the cannabis market and CannCoin will publish and manage a tokenized crypto asset, which has yet to be developed. Neither CannCo Network or

CannCoin have a fully developed, functional product, however both are currently in development.

CannCo Brands is specifically focused on acquiring, developing and managing technology and service entities in the cannabis market. No companies owned or operated by CannCo Brands will come in direct contact with Marijuana or any other federally controlled substance.

StonerDays
Cannabis and hemp related apparel manufacturer with 800 SKU's and 700,000+ community members. Stoner Days will be the launch e-commerce partner. Stoner Days has signed a Letter of Intent to be acquired by Cannco.

THCFinder.com

A geo-finder site targeting dispensaries and MMK medical offices throughout the US. Number of users exceeds 300,000. THCFinder will collaborate with CannCoin to deploy the first industry wide loyalty program. THC Finder is in the process of being merged into Cannco

GrowthCircle
An MMJ video based marketing enterprise specializing in marketing growth entities through its extensive platform of investors that exceeds 700,000 users. Growth Circle has been merged with Cannco.

Sales, Supply Chain, & Customer Base

The Company currently provides advisory, media production, and media distribution services to its clients.

The Company's services businesses do not have a supply chain. But, StonerDays is receiving supplies from wholesale clothing and accessory suppliers. The Company's customer base includes public and private growth companies, Legal Dispensaries (ThC FInder) and retail participants (StonerDays)

Competition

The Company faces numerous competitors in the various industry vertical's in which it competes. The only competitor that dominates market share of any industry vertical is WeedMaps in the Dispensary Finder industry.

Liabilities and Litigation

The Company has issued debt instruments in the normal course of business. These instruments total $79,246.00 as of 12/31/2017.

The team

Officers and directors

| Marcus Laun | CEO & Director |
| Jesse Woolmer | President & COO |

Marcus Laun
Mr. Laun has spent the past twenty years as a founding principal and senior advisor to more than fifteen publicly and privately held companies. His experience includes advising on the founding, financing, growth and sale of Happy Family, an organic foods company which eventually sold for $250mm. He has in depth knowledge of media content and distribution having been a senior advisor to Digital Development Group which has a distribution platform with more than 10,000 titles. Since 2013, Mr. Laun has been the founder and CEO and Director of GrowthCircle.com, a media company specializing in the production and distribution of short films for corporate clients. He also has extensive expertise in financing having been a Managing Director for Knight Capital Group and managed syndicates for over $300 million in financing. He has a BS from Cornell, and an MBA from Columbia University. He currently serves as the CEO of Geopulse Exploration full time and has been with GeoPulse since August 2017

Jesse Woolmer
Mr, Woolmer is a veteran cannabis industry professional, with over a decade of experience in the legal cannabis industry. Mr. Woolmer's cannabis career began in operations, where he helped rebrand, streamline and grow the operations of the largest chain of retail dispensaries in the country. In 2009, Mr. Woolmer and his partner planned and developed the first commercial cannabis cultivation operation in California, which was awarded the first commercial cultivation permit ever approved by a State government. Most recently, Mr. Woolmer co-founded Centuria Natural Foods, where, over the course of 4 years, he and his partners built the largest global supply chain of hemp-derived CBD in the world, spanning 4 countries on two continents. He served as the CFO for Centuria from 2014-2017. Under Jesse's lead, Centuria was awarded the first and only federal continuous import bond ever issued by the Department of Homeland Security, to import cannabis plant material into the United States. Mr. Woolmer's extensive experience affords CannCo a unique insight and ability to address the needs of virtually every supply chain participant, be they consumers or federal regulators, and everyone in between. He has served as the President and COO of GeoPulse since June 2017.

Number of Employees: 2

Related party transactions

The Company has from time to time borrowed money from its founder and CEO, Marcus Laun. At the current time that loan to the Company stands at $2800. Mr. Laun has also been accruing a salary of $100,000 annually. When the cashflow of the

Company hasn't been sufficient to cover that salary - the unpaid portion has been accrued as accrued compensation. Funds from this capital raise are not intended to be used for the purpose of repaying this obligation. Further, Mr. Laun does not intend on collecting this compensation until the Company is more established financially, (i.e. there is no repayment schedule). If the Company is unable to pay Mr. Laun's compensation in a timely manner, the accrual would increase based on the unpaid compensation. Additionally, The Company has also borrowed $75,000 from a shareholder, Jim Pakulis. This borrowing is in the form of a Promissory Note issued March 29, 2018 and accrues interest at the rate of 6% with a maturity of March 30, 2020.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **No Assurance of Investment Return.** All investments risk the loss of capital. No guarantee or representation can be made that the Company will achieve its investment objective or will not incur substantial losses. The Company's management cannot provide assurance that the Company will be able to generate returns for any ultimate purchaser of Interests (the "Investors") or that the returns will be commensurate with the risks of investing in the type of companies and transactions described herein. There can be no assurance that any investment will receive any distribution from the Company. Accordingly, an investment in the Company should only be considered by persons who can afford a loss of their entire investment.
- **Customer Availability.** The Company's primary business objective is to launch, acquire, rationalize, consolidate and grow its business through new client(s). The number of potential clients that represent attractive opportunities may be limited. In addition, the Company's task of identifying, completing and realizing attractive opportunities is difficult and involves a high degree of uncertainty. The availability of client opportunities generally will be subject to market conditions. The Company will be competing for business development opportunities with other companies. Accordingly, there can be no assurance that the Company will be able to identify and develop attractive clients.
- **Risks of Investments.** The Company may take as compensation, or a portion of compensation, from client companies, in lieu of cash, securities. These types of assets, which may be owned by the Company, are subject to various risks, particularly the risk that the Company will be unable to dispose of such assets by sale or other means at attractive prices or will otherwise be unable to complete any exit strategy. These risks include changes in the financial condition or prospects of the applicable, in addition to the market risks described below. It is unlikely that there will be a public market for the assets held by the Company and there can be no assurance that these securities will eventually be listed on a securities exchange. The Company may or may not be able to sell the interests in client companies or securities held publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. In addition, in some cases the Company may be

prohibited by contract or regulatory reasons from selling certain securities for a period of time. To the extent that there is no liquid trading market for an asset, the Company may be unable to liquidate that asset or may be unable to do so at a profit. Moreover there can be no assurances that private purchasers for the Company's assets will be found.

- **Additional Capital.** It is possible that the Company will require additional financing to satisfy their working capital requirements. The amount of such additional financing needed will depend upon the maturity and objectives of the the Company in the future. Each such round of financing is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds provided are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the Company. The availability of capital is generally a function of capital market conditions that are beyond the control of the Company or its management. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source.

- **Risks relating to the U.S. federal laws affecting the legal cannabis industry.** Certain activities involving marijuana remain illegal under US federal laws. Such activities include but are not limited to: (i) distribution of marijuana to minors, (ii) transporting marijuana across state lines, (iii) driving under the influence of marijuana and other adverse public health consequences, (iv) growing marijuana on public lands, (v) growing marijuana in a manner not consistent with state and local jurisdiction, (vi) marijuana possession or use on federal property, and (vii) other criminal activity or violence associated with the sale of marijuana. To the extent the Company and/or CannCo Brands & Development, Inc. may not prevent certain of its users from using CannCoin Tokens in violation of U.S. federal law, it may subject the Company and/or CannCo Brands & Development, Inc. to civil and/or criminal liability, which could result in the utility, liquidity, and/or trading price of CannCoin Tokens being adversely affected or becoming untradeable.

- **Enforcement Of Federal Laws Criminalizing Cannabis.** Cannabis is currently categorized as a Schedule I controlled substance by the DEA and the U.S. Department of Justice, and consequently is illegal to grow, possess and consume under federal law. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its use remains a violation of federal law. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, federal law criminalizing the use of cannabis preempts state laws that legalize its use for medicinal or adult-retail purposes. Strict enforcement of federal law regarding cannabis would likely result in CannCo's inability to proceed with its business plan. The previous Obama administration had effectively stated that it is not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully operating under state-designated laws allowing the use and distribution of medical cannabis. In furtherance thereof, on August 29, 2013, the Department of Justice provided guidance to all U.S. federal prosecutors with respect to the enforcement of laws regarding cannabis via the publication of a memorandum authored by former US Attorney General James M. Cole (the "Cole Memo"). The Cole Memo stated that enforcement should be focused on eight priorities, which is to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence of use of firearms in cannabis growth and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. On January 4, 2018, the U.S. Attorney General Jeff Sessions rescinded the Cole Memo and restored the "rule of law." Such rescission essentially shifts federal policy from the hands-off approach adopted under the Obama administration to allowing federal prosecutors across the U.S. to decide individually how to prosecute the pot possession, distribution and cultivation of the drug in states where it is legal. Furthermore, the Trump administration has previously indicated that it will pursue the enforcement of federal cannabis laws. CannCo is primarily a tech company and does, at any point, possess, transfer, or otherwise come in contact with federally controlled substances. However, while CannCo does not believe its activities involve those enumerated in the Cole Memo, in light of the rescission of the memo by the current Attorney General, federal prosecutors will now have significant discretion on their interpretation of these priorities, and no assurances can be given that federal prosecutors will agree with CannCo's position. CannCo therefore cannot provide assurance that its actions are in full compliance with the Cole Memo or any other state or federal laws or regulations. In addition, there is no guarantee that the current administration will not further change its policy regarding the strict enforcement of federal laws or the eight listed priorities. Additionally, any new administration that follows could change this policy and decide to enforce the federal laws even stronger. Any such change in the federal government's enforcement of current federal laws could cause significant financial damage to CannCo. Some of CannCo's business activities and the business activities of some of its users, while believed to be compliant with applicable state law, are illegal under federal law because they violate the Federal Controlled Substances Act. If CannCo or its users are closed by law enforcement authorities, it will materially and adversely affect CannCo' business. As of March 4, 2018, 29 states and the District of Columbia have passed laws allowing some degree of medical use of cannabis, while nine of those states and the District of Columbia have also legalized the adult-use of cannabis, and 46 states have legalized the use of non-psychoactive CBD extracts. However, under U.S. federal law, and more specifically the Federal Controlled Substances Act, the possession, use, cultivation, marketing and transfer of cannabis is illegal. The federal, and in some cases state, law enforcement authorities have frequently closed down dispensaries and investigated and/or closed physician offices that provide medicinal cannabis recommendations. To the extent that

CannCo's dispensary users are closed, it will negatively affect CannCo's operations and revenue, and to the extent that it prevents or discourages other similar businesses from entering the cannabis industry, CannCo's potential user base would contract, leading to a material negative affect on CannCo's business and operations.

- **Industry opposition.** It is believed by many that large well-funded businesses may have a strong economic opposition to the cannabis industry. CannCo believes that the pharmaceutical industry does not want to cede control of any product that could generate significant revenue. For example, medical cannabis will likely adversely impact the existing market for medicines sold by mainstream pharmaceutical companies that contain active ingredients from cannabis. Furthermore, the medical marijuana industry could face a material threat from the pharmaceutical industry, should marijuana displace other drugs or encroach upon the pharmaceutical industry's products. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical cannabis movement. Any inroads the pharmaceutical industry could make in halting or impeding the cannabis industry could have a detrimental impact on CannCo's business and operations. Additionally, CannCo is substantially dependent on continued market acceptance and proliferation of consumers of cannabis, medical marijuana and recreational marijuana. CannCo believes that as marijuana becomes more accepted the stigma associated with marijuana use will diminish and as a result consumer demand will continue to grow. While CannCo believes that the market and opportunity in the marijuana space continues to grow, CannCo cannot predict the future growth rate and size of the market. Any negative outlook on the marijuana industry will adversely affect CannCo's business operations. CannCo and its users and clients may have difficulty accessing the service of banks, which may make it difficult for them to operate. Since the use of cannabis is illegal under federal law, there is a compelling argument that banks cannot accept for deposit funds from businesses involved with cannabis. While the Financial Crimes Enforcement Network (FinCEN) has provided guidance to financial institutions on how to provide services to marijuana-related businesses consistent with their Bank Secrecy Act (BSA) obligations, the decision to open, close, or refuse accounts and/or relationships are made at the discretion of the banking institution. Consequently, businesses involved in the cannabis industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for CannCo and its users and clients to operate.
- **Technology Risk** We will be developing and deploying technologies that are at the forefront of many of the industries we are participating. There is a risk that we invest in technologies that are not ultimately successful.
- **Blockchain** We will be developing technologies that will depend on the blockchain technologies, there is no guarantee that these technologies gain market acceptance in the future. For these blockchains to be maintained, costs of maintenance and mining need to be supported through transactional use. There is a risk that the blockchain(s) we build our technologies on will not survive in the long term. The structure of the Canncoin blockchain protocol

means that the Canncoin Network may be susceptible to developments by users or contributors could damage the Canncoin blockchain and could affect the utilization of Canncoin. The nature of the Canncoin blockchain protocol means that it may be difficult for the Company or contributors to maintain or develop technology, the Company may not have adequate resources to address emerging issues or malicious programs that develop within the Canncoin Network. The Canncoin Network may be the target of cyberattacks or may contain flaws in its code, which may result in security breaches. Canncoin's protocol, the software application and other interfaces or applications built upon the Canncoin Network have not yet been developed and are unproven, and there can be no assurances that the creating, transfer or storage of the Tokens will be uninterrupted or fully secure which may result in a complete loss of users' Tokens or an unwillingness of users to access, adopt and utilize the Canncoin software. Further, Canncoin may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Canncoin blockchain which may result in the loss or theft of Tokens. For example, if Canncoin and the Canncoin blockchain are subject to unknown and known security attacks, this may materially and adversely affect Canncoin. In any such event, if the Network Launch does not occur or if the Canncoin blockchain is not widely adopted, Investors may lose all of their investment.

- **Cryptocurrency** We intend to develop our own cryptocurrency for use in the marketplace. There is a risk that we do not successfully gain adoption in the market as a transaction medium in our targeted industries. If we do not gain acceptance it is likely that our tokens will have no future value.

- **Regulation** There are significant inconsistencies across jurisdictions as to the legality of cryptocurrencies. There is a risk that cryptocurrencies become regulated in a way that eliminates business opportunities for the markets we are seeking to operate in. The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such as Canncoin and the Tokens is uncertain, and new regulations or policies may materially adversely affect the development of the Cannco Network and the utility of the Tokens. Regulation of tokens and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Cannco Network and the adoption and utility of the Tokens. Failure by the Company, or certain users of the Cannco Network to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial

Services have created new regulatory frameworks. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission, for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the Canncoin Network and the Tokens may be materially and adversely affected. Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect Canncoin. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of Cannco and the adoption and utility of the Tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens. Cannco may not successfully develop, market and launch the Minimum Viable Product and Investors may not receive Tokens. Cannco intends to use an established third party blockchain upon which to build its technologies. These third party blockchains may become unstable, or have security flaws that cause our tokens to become worthless or get stolen. It is possible that the Tokens may never be released and there may never be an operational Token launch will not occur.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Marcus Laun, 42.0% ownership, Common Stock
- Marcus Laun, 100.0% ownership, Series A Preferred Stock

Classes of securities

- Common Stock: 68,400,000

Voting Rights *(of this security)*

The holders of shares of the Company's common stock, .001 par value per share ("Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights (*include if applicable*)

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

Authorized Shares

This class of securities is authorized up to 200,000,000 shares

- Series A Preferred Stock: 1,000,000

Voting Rights *(of this security)*

The holders of shares of the Company's Series A Preferred Stock, par value of .001 per share ("Convertible Preferred Stock") are entitled to one-hundred votes for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights (*include if applicable*)

The holders of Series A Convertible Preferred Stock shall be entitled to receive when as, and if declared by the Board, out of any funds and assets of the Corporation legally available therefore, noncumulative dividends in an amount equal to any other dividends on the Common Stock in such calendar year.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the $.50 per share liquidation preference of any then outstanding preferred stock.

- Convertible Notes: 22,000

The Convertible Notes bear interest at a rate of 10% per annum.

Conversion Rights

The Convertible Notes have the right to convert at a price of $0.056 per share. If all of these notes were to convert at the present time it would increase the common shares outstanding by a total of approximately 460,145 shares.

- Preferred Class of Securities: 25,000,000

Voting Rights *(of this security)*

The holders of shares of the Company's Preferred stock, .001 par value per share ("Preferred Shares") are entitled to vote for each share held of record on all matters submitted to a vote of the shareholders.

Rights and Preferences

The Company has determined that it has the right to issue up to 25000000 shares or Preferred Securities which can be allocated to different classes. The Series A Preferred represents 2000000 shares of this Class of Securities, of which the Company has only issued 1000000.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Growth Circle the current operating division of Geopulse Exploration (Cannco) –

The Company provides services to growth companies and has a stated focus on supporting the legal cannabis industry.

The Company provides services ranging from strategic advisory, media production and distribution.

Operations over 2016 and 2017 allowed the company to built its network of clients and audience. The Company has successfully grown its portfolio of content which has in turn has made it easier to acquire customers.

Revenue

The Company enjoyed revenue growth of 19% between 2016 and 2017, The Company attributes this to an increase in demand for consulting services.

Cost Of Goods Sold

Cost of Goods Sold increased slightly to 51% of sales for 2017 vs. 48% for 2016. This increase was attributable to a higher demand for distribution campaigns for content for 2017.

Net Income

Net Income for 2017 vs 2016 declined because the Company elected to write down some assets and receivables that were deemed uncollectible.

The Company will often elect to receive Equity in client Companies in exchange for services, the decision to receive equity can increase the profitability of certain client engagements. When the Company does receive equity it takes steps to cushion for potential declines in value for a clients public securities.

The Company has successfully developed a distinctive style for its video production –

clients appreciate our ability to profile executives and communicate the corporate story for our clients.

Cannco is well positioned to expand on these skills and resources to make a deeper push into the Cannabis industry – providing advisory and media services as well a using the channels represented by its targeted acquisitions.

In the interests of being conservative, we have chosen to write off revenues from clients whose financial standing puts into question their ability to pay their advisory fees. While these clients are making minimum payments against their balance we chose not to carry the bulk of these receivables in current standing.

Additionally, we have been amortizing the software acquisition costs which reduces our tax liabilities, these accounting decisions have shown a negative net income while we are operating on a breakeven basis when analyzing cash flow.

The operating results we have experienced in the past are not a good indicator of our future financial results. We intend to develop new products, make acquisitions of additional strategic businesses and roll out our Canncoin, and Canncoin Network properties.

None of the equity positions we have received have been from Companies that directly grow or sell marijuana.

The value of minority holdings we have that are invested in other companies totals $16,536.

Financial Milestones

Over the past two years of operations – The company has successfully

- Reduced client acquisition costs
- Reduced production costs
- Reduced distribution costs

The Company is well positioned to scale these operations as well as add new products and business lines through acquisition, all in support of the Canncoin ecosystem it is creating.

The Milestones we will be projecting for the Company going forward:

We will be completing the acquisitions of ThcFinder.com, and Stonerdays.com.

We will be beginning our Coin offering in July of this year

We will Launch a new THC Finder app in August, which will be the basis for our future digital wallet product

In October we intend to have a testnet completed for Cannco Network.

Liquidity and Capital Resources

The Company has been operating on a cash-flow breakeven basis since commencing operations with a growth capital financing of approximately $140,000. The contemplated growth capital financing and coin funding will allow it to scale operations and revenues rapidly.

The proceeds of the offering will generate "growth capital" for the Company and provide it an opportunity to invest to grow and develop new businesses. The Capital raised is expected to last through a 6 month process of developing technologies, a coin and market an ICO process.

Because we have set the min target at a very low level - we would to identify and close on other sources of capital to have the same opportunity created by a larger raise if we only close on a minimum financing.

Because we are a public company, and our operating businesses are generating revenues and operating margin we believe that we will have access to the required funds to execute our business model.

The Company is also working towards a capital raise by creating a compliant coin, we believe that we will have multiple opportunities to raise the required capital to execute our business plan.

We intend to manage operations in a conservative manner and only commence capital outlays commensurate with our ability to raise capital. As of the Fiscal year end in 2017 the Company had a cash position of $17,753.43. Its minority ownership position in other companies is valued at $16,536.

Capital Resources

From time to time the Company receives offers of financing from institutional investors. These offers have been as high as $5 million dollars in the form of an Equity Financing through an Equity line. The Company will be taking steps to have capital available on attractive terms as we execute our business plan. The Company trades publicly on the OTC Markets under the ticker symbol GPLS.

Indebtedness

The Company has currently has long term loans of $22,000 which reflects capital borrowed to purchase Nvestly. It carries an interest rate of 10%. The maturity is April 2019. The Creditors are Stephen Bernstein, Steven Davis, and Bryan Hill. The Company completed the purchase of Nvestly by issuing notes to the owners of Nvestly amounting to 54,438.00. The note bears interest at 10% and does not mature within the next 12 months. The Creditors are Chris Tung, and Otavio Dalarossa. The Company has borrowed $75,000 from a shareholder, Jim Pakulis, as of March 29, 2018.

The note bears interest at 6% annually and matures on March 30, 2020.

Recent offerings of securities

- 2016-03-22, Section 4(2) of the Security Act of 1933 as amended, 22000 Convertible Notes in Growth Circle, Inc.. Use of proceeds: The proceeds were used to make the initial payment in the Nvestly Acquisition.

Valuation

$6,940,000.00

The Valuation estimate is based on the business operations that are currently owned by Cannco, the business acquisitions it expects to make, and the management team that has been assembled.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	9400	$1,005,800
Use of Net Proceeds:		
R& D & Production	4000	470,000
Marketing	5400	400,000
Working Capital	0	135,800
Total Use of Net Proceeds	$10000	$1,005,800

We will be using the capital generated to develop technology and fund the coin offering.

The Technology Budgets will be used to design the technologies associated with the Cannco Network and Coin - These functionalities will also be embedded in the applications of THCfinder.com.

The Marketing Budget will be deployed as needed to build the assets and reach an audience for our coin offerings. This will include managing activities like creating and distributing content on the social networks relevant to coin investors. These activities would also include, going to trade shows for the cannabis industry and building awareness with industry partners.

Whether we raise a mimimum or maximum amount of the offerings with Start Engine, our use of proceeds will be weighted along the same lines. If we only raise a minimum offering with Start Engine, we will use other avenues available to the Company to raise the capital needed to execute our business plan.

Irregular Use of Proceeds

The Company doesn't intend to experience an irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors. Mr. Laun was suspended by FINRA for a record-keeping omission in 2014, which does not constitute a disqualifying event, but is being disclosed for the purpose of full disclosure.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at The company will make annual reports available at www.canncobrands.com in the investors section labeled financial filings. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Geopulse Explorations, Inc. (d.b.a. Cannco Brands & Development, Inc.)

[See attached]

STRASSMAN CONSULTING, LLC

2035 SUNSET LAKE ROAD, SUITE B-2

NEWARK, DE 19702

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders' of
Geopulse Exploration, Inc.
(d.b.a. CannCo Brands & Development)

We have reviewed the accompanying statement of financial condition of Geopulse Exploration, Inc. (d.b.a. CannCo Brands & Development) ("the Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Strassman Consulting, LLC
Hunter Strassman, CPA
April 17, 2018

Geopulse Explorations, Inc (d.b.a. Cannco Brands and Development)

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

Geopulse Explorations, Inc (d.b.a. Cannco Brands and Development)
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2016 and 2015	1
Statements of Operations for the years ended December 31, 2016 and 2015	2
Statements of Stockholders' Equity the for years ended December 31, 2016 and 2015	3
Statements of Cash Flows for the years ended December 31, 2016 and 2015	4
Notes to the Financial Statements	5

Geopulse Explorations, Inc (d.b.a. Cannco Brands & Development, Inc)
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	Total	
	As of Dec 31, 2017	**As of Dec 31, 2016 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
Business Fundamentals Chk (6027)	17,753.43	6,518.70
Total Bank Accounts	**$17,753.43**	**$6,518.70**
Accounts Receivable		
Accounts Receivable (A/R)	204,600.00	190,150.00
Total Accounts Receivable	**$204,600.00**	**$190,150.00**
Other Current Assets		
Allowance for Bad Debts	-25,000.00	0.00
Employee Cash Advances	2,000.00	0.00
Investments - Other	83,150.00	0.00
Reserve for Loss on Investments	-30,000.00	0.00
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$30,150.00**	**$0.00**
Total Current Assets	**$252,503.43**	**$196,668.70**
Fixed Assets		
Other fixed assets	0.00	0.00
Amortization of Nestly.com Purchase	-27,137.60	0.00
Purchase of Nvestly.com	135,688.00	135,688.00
Total Other fixed assets	**$108,550.40**	**$135,688.00**
Total Fixed Assets	**$108,550.40**	**$135,688.00**
TOTAL ASSETS	**$361,053.83**	**$332,356.70**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accrued Cost of Sales	96,709.69	75,492.95
Accrued Interest Payable	2,200.00	0.00
Total Other Current Liabilities	**$98,909.69**	**$75,492.95**
Total Current Liabilities	**$98,909.69**	**$75,492.95**
Long-Term Liabilities		
Loan from ML	2,808.00	2,970.00

Note Payable Nvestly.com Purchase	54,438.00	54,438.00
Shareholder Notes Payable	22,000.00	22,000.00
Total Long-Term Liabilities	**$79,246.00**	**$79,408.00**
Total Liabilities	**$178,155.69**	**$154,900.95**
Equity		
Common Stock	55,052.65	55,052.65
Retained Earnings	122,403.10	14,270.40
Net Income	5,442.39	108,132.70
Total Equity	**$182,898.14**	**$177,455.75**
TOTAL LIABILITIES AND EQUITY	**$361,053.83**	**$332,356.70**

Geopulse Explorations (d.b.a. Cannco Brands and Development)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Total	
	Jan - Dec 2017	Jan - Dec 2016 (PY)
Income		
Sales		
Campaign Income	48,501.77	12,740.00
Consulting Income	166,105.14	58,900.00
Other	689.89	10,054.72
Production Income	101,445.74	182,669.40
Total Sales	**$316,742.54**	**$264,364.12**
Uncategorized Income	0.00	1,445.00
Total Income	**$316,742.54**	**$265,809.12**
Cost of Goods Sold		
Cost of Labor - COS	160,592.98	121,218.30
Total Cost of Goods Sold	**$160,592.98**	**$121,218.30**
Gross Profit	**$156,149.56**	**$144,590.82**
Expenses		
Advertising & Marketing	23,543.11	2,841.95
Bad Debts	55,000.00	18,400.00
Bank Charges	1,297.50	945.00
Business Association Meeting	260.00	430.00
Business Permits & Registration	0.00	427.00
Computer & Software Apps	3,261.58	2,327.45
Dues & Subscriptions	6,358.10	3,053.00
Insurance	1,658.56	0.00
Insurance - Liability	86.05	0.00
Interest Expense on Loan	2,200.00	0.00
Legal & Professional Fees	1,062.00	197.00
Meals and Entertainment	5,012.76	399.27
Office Supplies	1,258.81	371.69
Other General and Admin Expenses	65.32	51.45
Repair & Maintenance	399.95	0.00
Shipping and delivery expense	66.32	143.23
Small Equipment & Tools	0.00	261.24
Stationery & Printing	0.00	19.99
Subcontractors	900.95	1,507.75
Taxes & Licenses	1,261.95	925.00
Travel	13,408.31	1,759.04

Travel Meals	2,149.92	1,684.63
Utilities	629.65	239.57
Webhosting & Domain	3,688.73	473.86
Total Expenses	**$123,569.57**	**$36,458.12**
Net Operating Income	**$32,579.99**	**$108,132.70**
Other Expenses		
Amortization Expense	27,137.60	0.00
Total Other Expenses	**$27,137.60**	**$0.00**
Net Other Income	**-$27,137.60**	**$0.00**
Net Income	**$5,442.39**	**$108,132.70**

Geopulse Explorations, Inc (d.b.a. Cannco Brands & Development)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Preferred Stock		Common stock		Retained Earnings
	Shares	Amount	Shares	Amount	
Inception	-	$-	-	$-	$-
Issuance of stock	1,000,000	-	68,804,000	55,050	
Net income (loss)	-	-	-	-	127,845
31-Dec-17	1,000,000	$-	68,804,000	$55,050	$127,845

Geopulse Explorations, Inc (d.b.a. Cannco Brands and Development)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2017	2016
OPERATING ACTIVITIES		
Net Income	5,442.39	108,132.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00	
Accounts Receivable (A/R)	-14,450.00	-178,500.00
Allowance for Bad Debts	25,000.00	
Employee Cash Advances	-2,000.00	
Accrued Cost of Sales	21,216.74	75,492.95
Accrued Interest Payable	2,200.00	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$31,966.74**	**-$103,007.05**
Net cash provided by operating activities	**$37,409.13**	**$5,125.65**
INVESTING ACTIVITIES		
Investments - Other	-83,150.00	
Reserve for Loss on Investments	30,000.00	
Other fixed assets:Purchase of Nvestly.com		-135,688.00
Other fixed assets:Amortization of Nestly.com Purchase	27,137.60	
Net cash provided by investing activities	**-$26,012.40**	-135,688.00
FINANCING ACTIVITIES		
Loan from ML	-162.00	2,970.00
Note Payable Nvestly.com Purchase		54,438.00
Shareholder Notes Payable		24,000.00
Common Stock		55,050.00
Net cash provided by financing activities	**-$162.00**	**$136,458.00**
Net cash increase for period	**$11,234.73**	**$5,895.65**
Cash at beginning of period	6,518.70	623.05
Cash at end of period	**$17,753.43**	**$6,518.70**

NOTE 1 – NATURE OF OPERATIONS

Geopulse Explorations, Inc. (d.b.a Cannco Brands & Development) was formed on August 13, 2004 ("Inception") in the State of Nevada. The financial statements of Geopulse Explorations, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

CannCo Brands is a Nevada incorporated acquisition and development company aimed at building and leveraging new technologies to support emerging economies and markets, such as the legal cannabis market. CannCo is developing a proprietary blockchain technology which will power and support a network of infrastructure partners for legally operating cannabis businesses throughout the United States and Canada.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from advertising, production and consulting services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods in the last 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – DEBT

The Company does not maintain any inventory. It has incurred debt in the course of acquiring Nvestly.com. That debt is currently 54,438.00.

Additionally, the Company has issued Convertible Notes. These Convertible Notes are issued in the amount of $22,000. The Convertible Notes bear interest at a rate of 10% per annum. The Convertible Notes have the right to convert at a price of $0.056 per share. If all of these notes were to convert at the present time it would increase the common shares outstanding by a total of approximately 460,145 shares.

The Company's founder has accrued compensation in the amount of 96,709 that has been unpaid.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 200,000,000 shares of our common stock with par value of $0.001. As of December 31, 2017 the company has currently issued 68,804,000 shares of our common stock.

Preferred Stock
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.001. As of December 31, 2017 the company has currently issued 1,000,000 shares of our preferred stock. The preferred stock has 100 votes per share, and is convertible into common shares at a ratio of 1:1.

NOTE 6 – RELATED PARTY TRANSACTIONS

From time to time the Company has borrowed from its founder, Marcus Laun, these borrowings currently stand at 2,808.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 13, 2017, the issuance date of these financial statements. The Company has issued a Note for $75,000 in consideration for expenses related to its merger with Geopulse Explorations, Inc.. Other than this Note there have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


CannCo Brands is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

cannco

CannCo Brands
Blockchain-Based Supply Chain Management
● Small OPO   🏠 Los Angeles, CA   🏷 Technology
📍 Accepting International Investment

2
Days Left

141
Investors

$107,000.00+ ⓘ
Raised of $10K - $107K goal

Invest Now ❤️

$420.00 minimum investment

Overview   Team   Terms   Updates   Comments   **Share**



Bringing Economic Efficiency to the Cannabis Industry
Invest in CannCo

Cannabis is one of the fastest growing and most lucrative industries in the world today. Poised to become a $31.4 billion-dollar industry, cannabis is now medically available in 29 states in the United States, and totally legalized (for recreational and medical use) in nine states and the District of Columbia. All but four states have approved access to non-psychoactive cannabis extracts, produced for medicinal use.

With the shift in legality around cannabis, we are also observing a shift in culture. If you're in Los Angeles, dispensary and cannabis delivery billboards are everywhere. In Colorado, dispensaries and cannabis businesses are frequented by tens of thousands of customers, daily. The regularly that explore the in's and out's of the marijuana realm.

However, in spite of all the statewide changes and enormous public support, marijuana is still federally illegal. Cannabis products that are produced in FDA approved facilities and taxed by the government, still can not cross state lines. And in Texas you could be arrested for having the exact same product that is medically and recreationally celebrated in your home state.

While federal policy appears to be softening and federal laws may soon shift, they have not shifted yet. Dispensaries, even in states where cannabis is legal, find it near impossible to work with banks, or find merchant processors that won't shut them down for selling marijuana.

Many of these businesses went from processing just a few orders — in cash — to having a huge boom in sales. This dramatic increase in sales requires a more sophisticated payment processing system. However, **federal laws governing fiat currency have conspired to make that incredibly difficult. Because both banks and merchant processors are governed by unique sets of federal guidelines and restrictions, they are, in many cases, legally unable to accept deposits or process transactions for legally operating cannabis businesses.**

To address this problem, CannCo's is creating a blockchain-powered ecosystem that will provide the following services for the cannabis industry and eventually other developing and underbanked markets:







- Transparent supply chain management
- Business banking and merchant processing
- Trade finance
- Direct consumer-engagement solutions



With the launch of our native token, the CannCoin, we will aim to revitalize and restructure the cannabis market by offering robust financial services that have been largely unavailable until now. Given the successful track record of those behind CannCo and our unique blend of experience in the cannabis market, product and software development, and financial markets, **we believe we are poised to deliver essential products and solid returns to our investors.**









The cannabis industry's growth is accelerating at an exponential rate. However, with rapid growth comes an ever-increasing set of challenges. This problem is made worse by the fact that the major Fortune 500 players, like banks and software companies, who would normally step into an emerging market with solutions to these problems, are fundamentally precluded from participating in the cannabis market. So, as long time cannabis entrepreneurs who have watched and participated in the market since its infancy, we feel it is our responsibility to ensure that the cannabis industry's growth is not hindered by a lack of effective infrastructure or business intelligence.

Once deployed, CannCo will ensure that businesses have unfettered access to the critical infrastructure they need to grow rapidly and provide consumers with a safe and consistent experience. **Join us in developing a clearer framework for how cannabis businesses operate.**

CannCo Brands & Development ("CannCo Brands"), was established in early 2017 and has since acquired or entered into agreements to acquire 3 established, revenue generating business in the cannabis market: Growth Circle, a media, marketing & IR company, serving cannabis brands; Stoner Days, a merchandise manufacturer; and THC Finder, a geo-targeted, mobile marketing platform for dispensaries. All three companies are managed or owned by CannCo Brands currently and all three are revenue generating and profitable. In addition, CannCo Brands has established two subsidiaries to enter the blockchain space - CannCo Network, which will develop platform technology and applications allowing users to access and leverage the blockchain data repository, and CannCoin, which will issue and manage a crypto asset utility token and related blockchain data repository. CannCo Network has already hired lead software architects and developers and has begun development on both the software platform and mobile applications. In addition, CannCoin has begun early stage development of the underlying smart contracts which will power the first version of the crypto asset, which will operate as an ERC token. Both projects are in development but have not yet reached alpha stage. Under the direction of CannCo Network's software development team, CannCo Brands will begin redevelopment of the THC Finder mobile application, with integrated CannCoin wallet in May of 2018, with an anticipated alpha version target release date in August of 2018. During that time, CannCoin anticipates launching the initial, fully developed CannCoin token for sandbox testing in June of 2018. The public release of a fungible crypto asset is projected for in the first quarter of 2019, which will mark the launch of the fully functional transaction platform.

The Offering

Investment: Common Stock & CannCoins

$0.10/share of Common Stock | When you invest you are betting the company's future equity value will exceed $8M.

<u>**Perks***</u>
<u>CannCoins</u> (the "**Tokens**")
The Offering includes 10 Tokens for every $1 invested. In addition, the following bonuses apply, and these tokens are subject to the Bonus Rates and Terms noted below.

<u>Individual Token Bonus Rates:</u> Individual Investors who participate in the CannCo Regulation CF crowdfunding campaign, may be eligible to receive bonus tokens, if they contribute more than the minimum investment. The size of the bonus will depend on the size of the investment, and the bonus thresholds are as follows:

- $500+ — If you invest $500-$1999, you will receive a 20% Token Bonus (i.e. 2 extra tokens per $1 invested, for a total of 12 tokens per $1 invested).
- $2,000+ — If you invest $2,000-$9,999, you will receive a 40% Token Bonus, for a total of 14 tokens per $1 invested.
- $10,000+ — If you invest $10,000-$49,999, you will receive a 60% Token Bonus, for a total of 16 tokens per $1 invested.
- $50,000+ — If you invest $50,000-$99,000, you will receive a 80% Token Bonus, for a total of 18 tokens per $1 invested.
- $100,000+ — If you invest $100,000 you will receive a 100% Token Bonus, for a total of 20 tokens per $1 invested.

Group Token Bonus Structure: In addition to whatever individual token bonuses an investor may receive for their individual investment, the entire investor pool may receive an additional token bonus, for their performance in helping CannCo reach certain investment milestones. Additional token bonuses are as follows:

- $107,000+ — "Milestone A". If the StartEngine investor community collectively contributes more than $107,000 in total investment, each individual investor who participates in Milestone A, will receive 5 extra tokens per $1 invested.
- $535,000+ — "Milestone B". If the StartEngine investor community collectively contributes more than $535,000 in total investment, each individual investor who participates in Milestone B, will receive 5 extra tokens per $1 invested and each individual investor who participated in Milestone A will now receive 10 extra tokens total per $1 invested.
- $1,070,000+ — "Milestone C". If the StartEngine investor community collectively contributes more than $1,070,000 in total investment, each individual investor who participates in Milestone C, will receive 5 extra tokens per $1 invested. Each individual investor who participated in Milestone B will now receive 10 extra tokens total per $1 invested and each individual investor who participated in Milestone A will now receive 15 extra tokens total per $1 invested.

CannCoins
Description: CannCoin Tokens will be an ERC20/223 Token built on the Ethereum Blockchain and function as the primary medium of exchange usable within our own proprietary CannCo Network platform, and will be used as an exchange medium between consumers, retailers, and upstream supply chain partners.

The token is currently intended to be listed exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

All perks will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.

While the cannabis market is finite, our ability to create functional economic infrastructure platforms that can meet the needs of unbanked communities and closed loop economies is almost infinitely scalable. As long as there are emerging economies and industries, there will be continued opportunity for CannCo to deploy solutions into these markets.

The Cannabis Industry Needs Greater Financial Efficiency

Federal Restrictions Come at a Cost

While marijuana seems socially ubiquitous and largely accepted legally, **the reality is marijuana still maintains a federal designation as a Schedule-1 controlled substance.**

Federal Law 280E state that "any business that engages in the distribution of Schedule-1 or Schedule-11 controlled substances are barred from tax deductions, such as for leasing property or paying salaries."





This means that dispensaries may have to fork as much as 70% in federal taxes. What's more, banks and credit unions in "safe states" for marijuana gravely fear penalization from federal authorities for working with dispensaries. For this reason, virtually all banks turn dispensaries and cannabis business away rather than doing business with them.

The result is that cannabis businesses are left to work in cash, which is not efficient, sustainable, secure, or ultimately scalable.

Overworked and Overwhelmed: Why Dispensary Owners Need Help

Dispensary and marijuana business owners face challenges unlike



any other industry, because they do not have the ability to scale in the way that traditional businesses do. This is the result of a myriad of federal restrictions and a complex framework of state and local legislation, which often conflicts and creates even great jurisdictional and operational confusion.

On a more basic level, many people who entered into the cannabis industry were not necessarily business people to begin with. They either loved cannabis or saw an amazing opportunity and were ready to jump aboard. In either case, they did not realize the innumerable challenges that lied in wait.

Our mission is to make doing business easier for people in the industry, with a streamlined approach and a full suite of interconnected infrastructure solutions. Leveraging blockchain technology and a cryptocurrency powered ecosystem make this possible.

Having marijuana businesses utilize a decentralized form of currency can make basic business processes more seamless. CannCoin provides a singular, unified economic marketplace for all business who want to operate in the cannabis market, which allows these businesses to:

Interact more easily...

Process transactions more efficiently...

Reach their customers more effectively...

Remain compliant with constant changes to the legal landscape surrounding cannabis...

How It Works

The ecosystem depends on consumers and producers utilizing the CannCoin token. The CannCoin token will move through the supply chain, from consumer to producer, which will strategically position CannCoin as the standard currency to leverage and utilize as working capital for the entire industry. **CannCoin will be used to process payment for transactions at the retail level, and then utilized by merchants to pay suppliers, vendors, service providers and even employees.**

Here's How We'll Deploy

CannCo will develop a CannCoin digital wallet, which will be both integrated into numerous 3rd party dispensary finder applications, as well as launched as a standalone wallet app. Each wallet will be pre-loaded with an initial coin gift.

- **Traditional Funding:** Users will be able to add CannCoin by funding their wallet through any traditional exchange or personal bank account
- **Loyalty:** Users will also be able to earn CannCoin via loyalty rewards or be compensated through gamified achievements, which will be both offered by CannCo as well as sponsored by dispensaries and brands.
- **Product and Retailer Discovery:** By Geo-locating consumers in conjunction with in-app advertising networks, we will guide users to CannCo member dispensaries and sponsored brands.
- **Early Adoption Rewards:** Early adopters will earn CannCoin tokens and early access to the ICO by participating in the Ecosystem.


cultivator
processor / extractor
manufacturer / co-packer
regulators
blockchain repository
distributor
brands, apps & loyalty
patient / consumer
retailer: medicinal
retailer: recreational
consumer analytics
transactional flow

Our Market Traction and Experience



CannCo Brands & Development (CannCo Network and CannCoin's parent company) currently owns multiple revenue-positive subsidiaries and has entered into additional strategic partnership agreements with key established businesses at every stage of the the legal cannabis supply chain, creating a fully functional end-to-end ecosystem



before the product is launched.

These companies will serve as the initial ecosystem participants from day one of our platform launch, which will provide both proof-of-concept and immediate market utility, which has yet to be accomplished in the cannabis cryptocurrency space. **CannCo's founders have combined five decades of experience in the California cannabis market, software development industry, and national financial markets.**

Our numerous profitable companies that are actively participating in the cannabis supply chain give us an insider look into the nuances of this growing industry, as well as immediate feedback to support our agile software development platform, ensuring that products meet the demands of industry participants.

Our team has extensive corporate C-Level experience in management, marketing, software, and product development, which will enable us to ensure that product and platform development stay on track and on a budget, and most importantly, that the company is successfully grown, effectively marketed, and ethically managed.



U.S. Legal Cannabis Market Statistics

35,000,000	**113,950**	**20,000,000+**	**100,000**
Cannabis Users	Licensed Cannabis Businesses	Marketing Reach	Cannabis Investors

Invest in CannCo!

CannCo has a vision that is focused and achievable, and our core team has the relevant expertise and experience to carry it out. Beginning with the cannabis industry in California, we believe that we will be able to fuel rapid adoption and deployment of our platform. **The cannabis industry overall is incredibly tight knit and notoriously difficult to penetrate. However after decades of experience founding and growing some of the largest companies and most successful brands in the industry, we are armed with an intimate understanding of the consumer's needs and unprecedented reach into the marketplace.**

A lack of any effective infrastructure, combined with extraordinary need and a very finite, accessible group of industry participants, make cannabis the perfect test bed for a blockchain powered, end-to-end supply chain and banking infrastructure. However, we definitely see applications for our technology far beyond the cannabis market. As CannCo receives wider adoption, we will also begin to explore other exciting applications of our technology, in closed loop financial ecosystems. For example, our platform could be used to facilitate transactions at leading music festivals, or to provide banking, trading and other services to underserved communities and emerging economies.

We're excited about the potential of our technology, and we want you to be a part of it. **Invest in CannCo, and help us use the power of blockchain to have an appreciable, positive impact on the world.**



Meet Our Team




Marcus Laun
CEO & Director

Mr. Laun has spent the past twenty years as a founding principal and senior advisor to more than fifteen publicly and privately held companies. His experience includes advising on the founding, financing, growth and sale of Happy Family, an organic foods company which eventually sold for $250mm. He has in depth knowledge of media content and distribution having been a senior advisor to Digital Development Group which has a distribution platform with more than 10,000 titles. Since 2013, Mr. Laun has been the founder and CEO and Director of GrowthCircle.com, a media company specializing in the production and distribution of short films for corporate clients. He also has extensive expertise in financing having been a Managing Director for Knight Capital Group and managed syndicates for over $300 million in financing. He has a BS from Cornell, and an MBA from Columbia University. He currently serves as the CEO of Geopulse Exploration full time and has been with GeoPulse since August 2017



Jesse Woolmer
President & COO

Mr. Woolmer is a veteran cannabis industry professional, with over a decade of experience in the legal cannabis industry. Mr. Woolmer's cannabis career began in operations, where he helped rebrand, streamline and grow the operations of the largest chain of retail dispensaries in the country. In 2009, Mr. Woolmer and his partner planned and developed the first commercial cannabis cultivation operation in California, which was awarded the first commercial cultivation permit ever approved by a State government. Most recently, Mr. Woolmer co-founded Centuria Natural Foods, where, over the course of 4 years, he and his partners built the largest global supply chain of hemp-derived CBD in the world, spanning 4 countries on two continents. He served as the CFO for Centuria from 2014-2017. Under Jesse's lead, Centuria was awarded the first and only federal continuous import bond ever issued by the Department of Homeland Security, to import cannabis plant material into the United States. Mr. Woolmer's extensive experience affords CannCo a unique insight and ability to address the needs of virtually every supply chain participant, be they consumers or federal regulators, and everyone in between. He has served as the President and COO of GeoPulse since June 2017.





James Iacabucci
Technology Manager
James is a lead developer at GeoPulse.





Dustin Titus
Marketing Manager
Marketing with GeoPulse.





David DiNucci
Product Manager
Product at GeoPulse.





James Pakulis
Senior Advisor
Advisor at GeoPulse.



Offering Summary

Maximum 10,700,000* shares of common stock ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 100,000 shares of common stock ($10,000)

Company	d.b.a CannCo Brands & Development, Inc. (Geopulse Explorations, Inc)
Corporate Address	6600 Sunset Blvd, 2nd Floor, Los Angeles CA, 90028
Description of Business	CannCo Brands is a Nevada based acquisition and development company aimed at building and leveraging new technologies to support emerging economies and markets, such as the legal cannabis market. CannCo is developing a proprietary blockchain technology which will power and support a network of infrastructure partners for legally operating cannabis businesses throughout the United States and Canada.
Type of Security Offered	Common Stock in Geopulse Exploration, inc. (OTCMKTS: GPLS) and CannCoin Tokens
Purchase Price of Security Offered	$0.10
Minimum Investment Amount (per investor)	$420

Perks*

The Offering includes 10 Tokens for every $1 invested. In addition, the following bonuses apply, and these tokens are subject to the Bonus Rates and Terms noted below.

<u>Individual Token Bonus Rates</u>: Individual Investors who participate in the CannCo Regulation CF crowdfunding campaign, may be eligible to receive bonus tokens, if they contribute more than the minimum investment. The size of the bonus will depend on the size of the investment, and the bonus thresholds are as follows:

$500+ — If you invest **$500-$1999**, you will receive a 20**%** Token Bonus (i.e. 2 extra tokens per $1 invested, for a total of 12 tokens per $1 invested).

$2,000+ — If you invest **$2,000-$9,999**, you will receive a 40**%** Token Bonus, for a total of 14 tokens per $1 invested.

$10,000+ — If you invest **$10,000-$49,999**, you will receive a 60**%** Token Bonus, for a total of 16 tokens per $1 invested.

$50,000+ — If you invest **$50,000-$99,000**, you will receive a 80**%** Token Bonus, for a total of 18 tokens per $1 invested.

$100,000+ — If you invest **$100,000** you will receive a 100**%** Token Bonus, for a total of 20 tokens per $1 invested.

<u>Group Token Bonus Structure</u>: In addition to whatever individual token bonuses an investor may receive for their individual investment, the entire investor pool may receive an additional token bonus, for their performance in helping CannCo reach certain investment milestones. Additional token bonuses are as follows:

$107,000+ — "Milestone A". If the StartEngine investor community collectively contributes more than $107,000 in total investment, each individual investor who participates in Milestone A, will receive 5 extra tokens per $1 invested.

$535,000+ — "Milestone B". If the StartEngine investor community collectively contributes more than $535,000 in total investment, each individual investor who participates in Milestone B, will receive 5 extra tokens per $1 invested and each individual investor who participated in Milestone A will now receive 10 extra tokens per $1 invested.

$1,070,000+ — "Milestone C". If the StartEngine investor community collectively contributes more than $1,070,000 in total investment, each individual investor who participates in Milestone C, will receive 5 extra tokens per $1 invested. Each individual investor who participated in Milestone B will now receive 10 extra tokens per $1 invested and each individual investor who participated in Milestone A will now receive 15 extra tokens per $1 invested.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

CANNCOIN Token

Description: CannCoin Tokens will be an ERC20/223 Token built on the Ethereum Blockchain and function as the primary medium of exchange usable within our own proprietary CannCo Network platform, and will be used as an exchange medium between consumers, retailers, and upstream supply chain partners.

- **Initial Blockchain:** Ethereum, ERC20/ERC223
- **Migration to Alternative Blockchain:** Cardano (potentially; we are in preliminary discussions with IOHK now)
- **Expected Network Launch date:** 9/1/18
- **Total amount of Tokens authorized for creation:** 500,000,000 (subject to change without notice)
- **Amount of Tokens or Rights to Tokens already issued:** None
- **Will they be listed on Exchanges:** The token is currently intended to be listed exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.
  - **if so, which:** TBD

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock and the CannCoin tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Geopulse Explorations, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.10 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1,100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company doesn't intend to experience an irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been

Updates

Notice of Funds Disbursement

12 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, CannCo Brands has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in CannCo Brands be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, CannCo Brands has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in CannCo Brands be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Comments (14 total)

Add a public comment...

0/2500

Post

Marcus Laun **CannCo Brands - Issuer** 20 hours ago
Hi Everyone,
Thanks you for your support - I am happy to announce that Milestone "A" has been achieved - which means all investors will be getting 5 extra tokens per $1.00 invested.

John Aguilar **CannCo Brands - Potential Investor** 7 days ago
I see that shares being sold are for geopluse exploration, so is this because you couldn't get name change, geopulse exploration is already a public company so how do I benefit with this investment? Thanks

Marcus Laun **CannCo Brands - Issuer** 21 hours ago
Hi John,

The Investment through Start Engine will give investors equity in Geopulse Explorations as well as tokens that will be issued in the future (Canncoin). Investors will receive at least 1 token per share of investment - but likely more through the incentives and bonuses outlined in the offering. This offering is not related to our name change process.

Donna L Bell 9 days ago
Please cancel my investment.

gerald eiseman **CannCo Brands - Potential Investor** 11 days ago
when does the investment bonus show up

Marcus Laun **CannCo Brands - Issuer** 20 hours ago
The Bonuses will be distributed after final calculations as part of closing of the offering.

Kevin Hensarling 16 days ago
6/16/2018

As of now President Trump has stated that if a proposed law crossed his desk taking marijuana from being federally mandated he would sign it. What impact would that have on this idea (investment)???

Marcus Laun CannCo Brands - Issuer 14 days ago

Our plans focus on creating value-added products and community for the cannabis industry - the benefits of our solutions will continue to be valuable as the market moves towards recreational use. That being said- there are so many government entities that impact the industry - that this process will not happen as quickly as one might expect.

Ainere Acanda hernandez 2 months ago

Its there a way to ask questions to cannco ... the thing is im kind of new and i got some questions before i invest ...

Marcus Laun CannCo Brands - Issuer 14 days ago

Please ask your questions here -

Ainere Acanda hernandez 2 months ago

Its there a way to ask questions to cannco ... the thing is im kind of new and i got some questions before i invest ...

Carlos Costa 2 months ago

Interesting to follow



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VIDEO TRANSCRIPT (Exhibit D)

I'm Jesse Wilmer and I am the chiefoperating officer of Kenko and Ken CoyneI am Marcus lamb and I'm CEO of camcowe're here to make a video about Kencoin the idea behind the coin is tosolve some of the biggest problemsfacing the cannabis industry theindustry obviously as everyone knows isexploded over the last five years andeverywhere you turn there's a dispensaryand all these dispensaries are taking inmillions of dollars and they can't getthat money in the bank which kind ofputs the cannabis industry into thethird worldso it creates immediate security riskswith you know dispensaries that have tokeep hundreds of thousands or evenmillions of dollars in some caseson-site a lot of transactions that areaffected between a dispensary and theirsuppliers are done so in cash which isalso very dangerous when you're bringinghalf a million dollars to a meeting incash and it makes it very hard tooperate it you know a functionalbusiness these aren't little you knowgarage operations anymore these arestorefronts that have thousands ofcustomers and hundreds of vendors andyou know 50 employees and take in tenmillion dollars a year in revenue intrying to run a business like thatwithout a checking account is virtuallyimpossible but to really like what isour idea our idea is to create anecosystem there's a you know a vacuuminfrastructure support we're gonna beyou know creating a digital walletthat'll kind of sit on your cell phoneand it'll allow you to go into adispensary and buy a problem a walletsolution that functions like PayPal orBen know the beauty of having thatdigital wallet on your phone is that youcan get loyalty points you can getincentives you can get discounts allthrough the app you know first andforemost we're we're building aninterface that's very easy to use it's amarket where we can pretty easilyidentify and access the entire supplychain like my goal is to get to ahundred thousand digital wallets prettyquickly obviously you knowyou know whatever sky's the limit andthen that came coin it goes to anexchange or gets soldultimately to the retail consumer againso you have kind of a full-blownecosystem where you're you'reeliminating the need for cash you knowwhat we've seen in in the cannabisindustry nationwide over the last decadeis an industry that has exploded fasterthan any industry in the last hundredyears we're gonna drive adoption fromthe top down by developing really usefulmeaningful merchant products andsolutions and then we're also going tobe driving from the bottom up from theconsumer side by you know creatingreally meaningful incentives forconsumers we're also gonna build acommunity we have access and are workingwith the biggest communities in thecannabis industry and ideally we do seethis going way beyond there's thecannabis industry our goal is to createan end-to-endfinancial ecosystem infrastructure butcannabis in this country is sort of theperfect market to test that in becausethey're painfully in need of businessinfrastructure support so basically whatyou're saying is this industry is aperfect test case for penetrating itwith cryptocurrencyyou

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

C21825-04

FILED

AUG 1 3 2004

Dean Heller
Secretary of State

Articles of Incorporation

(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	Geopulse Exploration Inc.
2. **Resident Agent Name and Street Address:** *(must be a Nevada address where process may be served)*	Empire Stock Transfer Inc. Name 7251 West Lake Mead Boulevard Suite 300 (Street Address) · Las Vegas (City) · NEVADA · 89128 (Zip Code) Optional Mailing Address · City · State · Zip Code
3. **Shares:** *(number of shares corporation authorized to issue)*	Number of shares with par value: 75,000,000 · Par value: $ .001 · Number of shares without par value:
4. **Names & Addresses, of Board of Directors/Trustees:** *(attach additional page there is more than 3 directors/trustees)*	1. Leah Finke Name 7251 West Lake Mead Boulevard Suite 300 (Street Address) · Las Vegas (City) · NV (State) · 89128 (Zip Code) 2. Name Street Address · City · State · Zip Code 3. Name Street Address · City · State · Zip Code
5. **Purpose:** *(optional-see instructions)*	The purpose of this Corporation shall be: All legal purposes
6. **Names, Address and Signature of Incorporator.** *(attach additional page there is more than 1 incorporator)*	Leah Finke (Name) · [signature] (Signature) 7251 West Lake Mead Boulevard Suite 300 (Address) · Las Vegas (City) · NV (State) · 89128 (Zip Code)
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. [signature] Authorized Signature of ~~R. A. or On~~ Behalf of R. A. Company · 8/13/2004 Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: 09/29/03

ARTICLES OF INCORPORATION

OF

GEOPULSE EXPLORATION INC.

FIRST. The name of the corporation is Geopulse Exploration Inc.

SECOND. The registered office of the corporation in the State of Nevada is located at 7251 West Lake Mead Boulevard Suite 300, Las Vegas, NV 89128. The corporation may maintain an office, or offices, in such other places within or without the State of Nevada as may be from time to time designated by the Board of Directors or the By-Laws of the corporation. The corporation may conduct all corporation business of every kind and nature outside the State of Nevada as well as within the State of Nevada.

THIRD. The objects for which this corporation is formed are to engage in any lawful activity.

FOURTH. The total number of common stock authorized that may be issued by the Corporation is seventy five million (75,000,000) shares of common stock with a par value of one tenth of one cent ($0.001) per share and no other class of stock shall be authorized. The corporation may from time issue said shares for such consideration as the Board of Directors may fix.

FIFTH. The governing board of the corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this corporation, providing that the number of directors shall not be reduced to fewer than one (1). The first Board of Directors shall be three (3) in number and the name and post office address of these Directors are:

    Name: Leah Finke
    Address: 7251 W. Lake Mead Blvd Suite 300
                  Las Vegas, NV 89128

SIXTH. The capital stock of the corporation, after the amount of the subscription price or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

SEVENTH. The name and post office address of the Incorporator signing the Articles of Incorporation is as follows:

    Name: Empire Stock Transfer Inc.
    Address: 7251 West Lake Mead Boulevard Suite 300
                  Las Vegas, Nevada 89128

EIGHTH. The Resident Agent for this corporation shall be Empire Stock Transfer Inc. The address of the Resident Agent and the registered or statutory address of this corporation in the State of Nevada shall be: 7251 West Lake Mead Boulevard Suite 300 Las Vegas, NV 89128.

NINTH. The corporation is to have perpetual existence.

TENTH. The Board of Directors shall adopt the initial By-laws of the corporation. The Board of Directors shall also have the power to alter, amend or repeal the By-laws, or to adopt new By-laws, except as otherwise may be specifically provided in the By-laws.

ELEVEN. No Director or Officer of the corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a Director or Officer involving any act or omission of any such Director or Officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a Director or Officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the Stockholders of the corporation shall be prospective only, and shall not adversely affect any limitations on the personal liability of a Director or Officer of the corporation for acts or omissions prior to such repeal or modification.

TWELVETH. The corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, the undersigned, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant to General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this August 13, 2004.

Leah Finke
Incorporator



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
(signature)	**20100422528-46**
Ross Miller	Filing Date and Time
Secretary of State	**06/11/2010 10:30 AM**
State of Nevada	Entity Number
	C21825-2004

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

090201

ABOVE SPACE IS FOR OFFICE USE ONLY

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
Geopulse Exploration Inc.

2. The articles have been amended as follows: (provide article numbers, if available)
Fourth: The total Number of common stock authorized that may be issued by the Corporation is one billion (1,000,000,000) shares of common stock with a par value of one tenth of one cent ($0.001) per share and not other class of stock shall be authorized. The corporation my from time issue said shares for such consideration as the Board of Directors may fix.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 51%

4. Effective date of filing: (optional) _____
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____*(signature)*_____
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.
This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-5-09



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


090201

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20130772929-62**
	Filing Date and Time
	11/25/2013 3:07 PM
	Entity Number
	C21825-2004

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Geopulse Exploration, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article Fourth is restated in its entirety as follows:

"FOURTH. This Corporation is authorized to issue two classes of shares of stock to be designated as "Common Stock" and "Preferred Stock". The total number of shares of Common Stock which this Corporation is authorized to issue is Two Hundred Million (200,000,000) shares, par value $0.001. The total number of shares of Preferred Stock which this Corporation is authorized to issue is Twenty Five Million (25,000,000) shares, par value $0.001."

[continued on attachment]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: majority

4. Effective date and time of filing: (optional)   Date: Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *[signature]*

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit After
Revised 8-31-11

ATTACHMENT TO
CERTIFICATE OF AMENDMENT
OF
GEOPULSE EXPLORATION, INC.

FOURTH. This Corporation is authorized to issue two classes of shares of stock to be designated as "Common Stock" and "Preferred Stock". The total number of shares of Common Stock which this Corporation is authorized to issue is Two Hundred Million (200,000,000) shares, par value $0.001. The total number of shares of Preferred Stock which this Corporation is authorized to issue is Twenty Five Million (25,000,000) shares, par value $0.001.

The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board of Directors") is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares (a "Preferred Stock Designation") and as may be permitted by the Nevada Revised Statutes. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.



090201

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



Filed in the office of	Document Number 20130772930-94
Ross Miller Secretary of State State of Nevada	Filing Date and Time 11/25/2013 3:07 PM
	Entity Number C21825-2004

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Geopulse Exploration, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The undersigned, Craig Osterhoudt and Mark Childs, do hereby certify that:

A. They are the President and Secretary, respectively, of Geopulse Exploration, Inc., a Nevada corporation (the "Corporation").

[continued on attachment]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: majority

4. Effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-31-11

CERTIFICATE OF DESIGNATION
OF THE RIGHTS, PREFERENCES, PRIVILEGES
AND RESTRICTIONS, WHICH HAVE NOT BEEN SET
FORTH IN THE CERTIFICATE OF INCORPORATION
OR IN ANY AMENDMENT THERETO,
OF THE
SERIES A CONVERTIBLE PREFERRED STOCK
OF
GEOPULSE EXPLORATION, INC.

The undersigned, Craig Osterhoudt and Mark Childs, do hereby certify that:

A.   They are the President and Secretary, respectively, of Geopulse Exploration, Inc., a Nevada corporation (the "**Corporation**").

WHEREAS, the Certificate of Incorporation of the Corporation, as amended, authorizes a class of stock designated as Preferred Stock, with a par value of $0.001 per share (the "**Preferred Class**"), comprising Twenty Five Million (25,000,000) shares, and provides that the Board of Directors of the Corporation may fix the terms, including any dividend rights, dividend rates, conversion rights, voting rights, rights and terms of any redemption, redemption, redemption price or prices, and liquidation preferences, if any, of the Preferred Class;

WHEREAS, the Board of Directors believes it in the best interests of the Corporation to create a new series of preferred stock consisting of Two Million (2,000,000) shares and designated as the "**Series A Convertible Preferred Stock**" having certain rights, preferences, privileges, restrictions and other matters relating to the Series A Convertible Preferred Stock:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby fix and determine the rights, preferences, privileges, restrictions and other matters relating do the Series A Convertible Preferred Stock as follows:

1.   Definitions.   For purposes of this Certificate of Determination, the following definitions shall apply:

      1.1   "Available Funds and Assets" shall have the meaning set forth in Section 3 hereof.

      1.2   "Board" shall mean the Board of Directors of the Corporation.

      1.3   "Corporation" shall mean Geopulse Exploration, Inc., a Nevada corporation.

1.4   "Common Stock" shall mean the Common Stock, $0.001 par value per share, of the Corporation.

1.5   "Common Stock Dividend" shall mean a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

1.6   "Conversion Date" shall have the meaning set forth in Section 4.2.

1.7   "Distribution" shall mean the transfer of cash or property by the Corporation to one or more of its stockholders without consideration, whether by dividend or otherwise (except a dividend in shares of Corporation's stock).

1.8   "Original Issue Date" shall mean the date on which the first share of Series A Preferred Stock is issued by the Corporation.

1.9   "Original Issue Price" shall mean $0.50 per share for the Series A Convertible Preferred Stock.

1.10   "Person" shall mean an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

1.11   "Series A Preferred Stock" shall mean the Series A Convertible Preferred Stock, $0.001 par value per share, of the Corporation.

1.12   "Subsidiary" shall mean any corporation or limited liability Corporation of which at least fifty percent (50%) of the outstanding voting stock or membership interests, as the case may be, is at the time owned directly or indirectly by the Corporation or by one or more of such subsidiary corporations.

2.   Dividend Rights.

2.1   In each calendar year, the holders of the then outstanding Series A Convertible Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds and assets of the Corporation legally available therefore, noncumulative dividends in an amount equal to any dividends or other Distribution on the Common Stock in such calendar year (other than a Common Stock Dividend). No dividends (other than a Common Stock Dividend) shall be paid, and no Distribution shall be made, with respect to the Common Stock unless dividends in such amount shall have been paid or declared and set apart for payment to the holders of the Series A Convertible Preferred Stock simultaneously. Dividends on the Series A Convertible Preferred Stock shall not be mandatory or cumulative, and no rights or interest shall accrue to the holders of the Series A Convertible Preferred Stock by reason of the fact that the Corporation shall fail to declare or pay dividends on the Series A Convertible Preferred Stock. except for such rights or interest that may arise as a result of the Corporation paying a dividend or making a Distribution on the Common Stock in violation of the terms of this Section 2.

2.2   Participation Rights. Dividends shall be declared pro rata on the Common Stock and the Series A Convertible Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders, where each holder of shares of Series A Preferred Stock is to be treated for this purpose as holding the number of shares of Common Stock to which the holders thereof would be entitled if they converted their shares of Series A Convertible Preferred Stock at the time of such dividend in accordance with Section 4 hereof.

2.3   Non-Cash Dividends. Whenever a dividend or Distribution provided for in this Section 2 shall be payable in property other than cash (other than a Common Stock Dividend), the value of such dividend or Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board.

3.   Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation; whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation's shareholders (the "Available Funds and Assets") shall be distributed to shareholders in the following manner:

3.1   Series A Convertible Preferred Stock. The holders of each share of Series A Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets, and prior and in preference to any payment or distribution (or any setting apart of any payment or distribution) of any Available Funds and Assets on any shares of Common Stock or subsequent series of preferred stock, an amount per share equal to the Original Issue Price of the Series A Convertible Preferred Stock plus all declared but unpaid dividends on the Series A Convertible Preferred Stock. If upon any liquidation, dissolution or winding up of the Corporation, the Available Funds and Assets shall be insufficient to permit the payment to holders of the Series A Convertible Preferred Stock of their full preferential amount as described in this subsection, then all of the remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Series A Convertible Preferred Stock pro rata, according to the number of outstanding shares of Series A Convertible Preferred Stock held by each holder thereof.

3.2   Participation Rights. If there are any Available Funds and Assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the Series A Convertible Preferred Stock of their full preferential amounts described above in this Section 3, then all such remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Common Stock and Preferred Stock pro rata according to the number and preferences of the shares of Common Stock and Preferred Stock (as converted to Common Stock) held by such holders.

3.3   Merger or Sale of Assets. A reorganization or any other consolidation or merger of the Corporation with or into any other corporation, or any other sale of all or substantially all of the assets of the Corporation, shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 3, and the Series A Convertible Preferred Stock shall be entitled only to (i) the right provided in any agreement or plan governing the reorganization or other consolidation, merger or sale of assets transaction, (ii) the rights contained in the General Corporation Law of the State of California and (iii) the rights contained in other Sections hereof.

3.4   Non-Cash Consideration.   If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined by the Board.

4.   Conversion Rights.

4.1   Conversion of Preferred Stock.   Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the issuance of such share, into one (1) share of Common Stock of the Company.

4.2   Procedures for Exercise of Conversion Rights. The holders of any shares of Series A Convertible Preferred Stock may exercise their conversion rights as to all such shares or any part thereof by delivering to the Company during regular business hours, at the office of any transfer agent of the Company for the Series A Convertible Preferred Stock, or at the principal office of the Company or at such other place as may be designated by the Company, the certificate or certificates for the shares to be converted, duly endorsed for transfer to the Company (if required by the Company), accompanied by written notice stating that the holder elects to convert such shares. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the "Conversion Date." As promptly as practicable after the Conversion Date, but not later than ten (10) business days thereafter, the Company shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Company, a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled and a check for cash with respect to any fractional interest in a share of Common Stock as provided in section 4.3 below. The holder shall be deemed to have become a shareholder of record on the Conversion Date. Upon conversion of only a portion of the number of shares of Series A Convertible Preferred Stock represented by a certificate surrendered for conversion, the Company shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Company, a new certificate covering the number of shares of Series A Convertible Preferred Stock representing the unconverted portion of the certificate so surrendered.

4.3   No Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series A Convertible Preferred Stock. If more than one share of Series A Convertible Preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Convertible Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series A Convertible Preferred Stock, the Company shall pay a cash adjustment in respect of such fractional interest equal to the fair market value of such fractional interest as determined by the Company's Board of Directors.

4.4   Payment of Taxes for Conversions. The Company shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion pursuant hereto of Series A Convertible Preferred Stock. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Convertible Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such tax, or has established, to the satisfaction of the Company, that such tax has been paid.

4.5   Reservation of Common Stock. The Company shall at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Series A Convertible Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all shares of all series of preferred stock from time to time outstanding.

4.6   Registration or Listing of Shares of Common Stock. If any shares of Common Stock to be reserved for the purpose of conversion of shares of Series A Convertible Preferred Stock require registration or listing with, or approval of, any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise, before such shares may be validly issued or delivered upon conversion, the Company will in good faith and as expeditiously as possible endeavor to secure such registration, listing or approval, as the case may be.

4.7   Status of Common Stock Issued Upon Conversion. All shares of Common Stock which may be issued upon conversion of the shares of Series A Convertible Preferred Stock will upon issuance by the Company be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

4.8   Status of Converted Preferred Stock. In case any shares of Series A Convertible Preferred Stock shall be converted pursuant to this Section 4, the shares so converted shall be canceled and shall not be re-issuable by the Company.

5. Reorganization.

5.1 General Provisions. In case, at any time after the date hereof, of any capital reorganization, or any reclassification of the stock of the Corporation (other than a change in par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in any change in the Common Stock), or of the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other person, the shares of Series A Convertible Preferred Stock shall, after such reorganization, reclassification, consolidation, merger, sale or other disposition, be convertible into the kind and number of shares of stock or other securities or property of the Corporation or of the entity resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold or otherwise disposed to which such holder would have been entitled if immediately prior to such reorganization, reclassification, consolidation, merger, sale or other disposition it had converted its shares of Series A Convertible Preferred Stock into Common Stock. The provisions of this section 5.1 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

5.2 No Impairment. The Corporation will not, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, including amending this Certificate of Designation, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series A Convertible Preferred Stock against impairment. This provision shall not restrict the Corporation from amending its Articles of Incorporation in accordance with the General Corporation Law of the State of California and the terms hereof.

6. Voting Provisions. Each outstanding share of Series A Convertible Preferred Stock shall be entitled to One Hundred (100) votes per share on all matters to which the shareholders of the Corporation are entitled or required to vote.

7. Protective Provisions. The Corporation may not take any of the following actions without the approval of a majority of the holders of the outstanding Series A Convertible Preferred Stock: (i) effect a sale of all or substantially all of the Corporation's assets or which results in the holders of the Corporation's capital stock prior to the transaction owning less than fifty percent (50%) of the voting power of the Corporation's capital stock after the transaction, (ii) alter or change the rights, preferences, or privileges of the Series A Convertible Preferred Stock, (iii) increase or decrease the number of authorized shares of Series A Convertible Preferred Stock, (iv) authorize the issuance of securities having a preference over or on par with the Series A Convertible Preferred Stock, or (v) effectuate a forward or reverse stock split or dividend of the Corporation's common stock.

We further declare under penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate are true and correct of our own knowledge.

Executed on November 21, 2013.

_____   _____
Craig Osterhoudt, President   Mark Childs, Secretary

We further declare under penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate are true and correct of our own knowledge.

Executed on November 21, 2013.

____
Craig Osterhoudt, President

/s/ Mark Childs
Mark Childs, Secretary